Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

October 13, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: **National Bank of Canada (the "Bank")**
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since September 14, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned. at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.

c: Ms. Mary Cascio *(without encls.)*
Ms. Mélanie Bernier *(with encls.)*

MONTREAL:828052.2

OSLER

SCHEDULE A
October 13, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Final Short Form Base Shelf Prospectus dated September 21, 2006	September 21, 2006	4.5
2.	Consent Letter of Underwriters' Legal Counsel dated September 21, 2006	September 21, 2006	4.5
3.	Consent Letter of Issuer's Legal Counsel dated September 21, 2006	September 21, 2006	4.5
4.	Consent Letter of the Auditors dated September 21, 2006	September 21, 2006	4.5
5.	MRRS Decision Document dated September 22, 2006 acknowledging Receipt for the Final Short Form Base Shelf Prospectus dated September 21, 2006	September 22, 2006	4.5
6.	Receipt for the Final Short Form Base Shelf Prospectus dated September 22, 2006	September 25, 2006	4.5

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of Canada

Receipt for (Final) Short Form Prospectus dated **September 21, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **22nd** day of **September, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 990449

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated September 22, 2006

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, North-West Territories, Yukon and Nunavut have been issued for a final base shelf prospectus dated September 21, 2006.

Dated at Montreal, September 22, 2006

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 990449

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the decision of the Autorité des marchés financiers dated April 6, 2006

DECISION NO.: 2006-MC-2455

SEDAR PROJECT NO.: 990449

FILE NO.: 2026

RECEIPT FOR FINAL LONG FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to the September 7, 2006 request;

Pursuant to articles 11, 14 and 19 of the *Securities Act* (Québec), L.R.Q., c. V-11;

Pursuant to Part 2 of National Instrument 44-102 *Shelf Distributions*;

Pursuant the delegation of authority of Section 24 of the *Act respecting the Autorité des marchés financiers* (Québec), L.R.Q., c.A-33.2.

Consequently, the Autorité des marchés financiers grants:

> a receipt for the base shelf prospectus of National Bank of Canada dated September 21, 2006 with respect to the offering of medium term notes for an aggregate capital amount of $22,500,000,000.

The receipt is valid as of September 22, 2006.

[signed]

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED

2006 OCT 16 P 3: 19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DOSSIER N° : 2026

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS

ET

Banque Nationale du Canada

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus préalable définitif de l'émetteur susmentionné en date du 21 septembre 2006 a été visé par les autorités de la *Colombie-Britannique*, de *l'Alberta*, de la *Saskatchewan*, du *Manitoba*, de *l'Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de *l'Île-du-Prince-Édouard*, de *Terre-Neuve et Labrador*, des *Territoires du Nord-Ouest,* du *Yukon*, et du *Nunavut*.

Fait à Montréal, le 22 septembre 2006.

L'Autorité des marchés financiers,

(s) Louis Auger
Louis Auger
Chef du Service du financement des sociétés

Projet SEDAR n° : 990449

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-2455

NUMÉRO DE PROJET SÉDAR: 990449

DOSSIER N° : 2026

Objet : Banque Nationale du Canada
Demande de visa

Vu la demande présentée le 7 septembre 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-102 sur le placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus préalable du 21 septembre 2006 de Banque Nationale du Canada concernant le placement de billets à moyen terme pour un capital global de 2 500 000 000 $.

Le visa prend effet le 22 septembre 2006.

(s) Louis Auger
Louis Auger
Chef du Service du financement des sociétés

GD/ast

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

File No. 82-3764

Deloitte.

RECEIVED

2006 OCT 16 P 3:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7083
Fax: 514-390-4111
www.deloitte.ca

September 21, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

and

The Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the Short Form Base Shelf Prospectus of the Bank dated September 21, 2006 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $2,500,000,000 (the "Prospectus")

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated December 8, 2005 to the shareholders of the Bank on the following consolidated financial statements:

- consolidated balance sheets as at October 31, 2005 and 2004;
- consolidated statements of income, changes in shareholders' equity and cash flows for the years ended October 31, 2005 and 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Avocats • Agents de brevets et marques de commerce
Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault S.E.N.C.R.L., s.r.l., LLP

Bureau 2500
1000, rue De La Gauchetière Ouest
Montréal (Québec) H3B 0A2
CANADA
Telephone : 514 397-4100
Facsimile : 514 875-6246
mccarthy.ca

September 21, 2006

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
Nova Scotia Securities Commission
Manitoba Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission
Securities Commission of Newfoundland
Securities Market Regulation Directorate – Autorité des marchés financiers

(collectively, the "Commissions")

Re: National Bank of Canada (the "Bank")
Base Shelf Prospectus

Dear Sirs:

We refer to the short form base shelf prospectus dated September 21, 2006 (the "Prospectus") in connection with the issuance of securities of the Bank of up to $2,500,000,000.

We hereby consent to the use of our firm's name on the cover page of the Prospectus and under the heading "Legal Matters" in the Prospectus and consent to the use of our firm's name and reference to our opinion under the heading "Eligibility for Investment", in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services we performed.

This letter is solely for the information of the Commissions and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

MCCARTHY TÉTRAULT LLP

(signed) McCarthy Tétrault LLP

MTL_LAW #1846010 v. 1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec, Canada H4Z 1E9

514 397 7400 Telephone
514 397 7600 Facsimile

www.fasken.com

FASKEN MARTINEAU

September 21, 2006

SEDAR FILING

BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC)
NOVA SCOTIA SECURITIES COMMISSION
ADMINISTRATOR, SECURITY ACT, NEW BRUNSWICK
REGISTRAR OF SECURITIES, NEWFOUNDLAND
PRINCE EDWARD ISLAND REGISTRAR OF SECURITIES
REGISTRAR OF SECURITIES, NORTHWEST TERRITORIES
REGISTRAR OF SECURITIES, YUKON TERRITORY
REGISTRAR OF SECURITIES, NUNAVUT

AND

TO THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA

(collectively, the "**Authorities**")

Dear Sirs/Madams:

Re: **National Bank of Canada (the "Bank") – Short Form Base Shelf Prospectus dated September 21, 2006 (the "Prospectus")**

We refer to the (final) short form base shelf prospectus (the "**Prospectus**") dated September 21, 2006 of National Bank of Canada (the "**Bank**") relating to the sale and issue of Medium Term Notes in an aggregate principal amount of up to $2,500,000,000.

As counsel of the Dealers, we hereby consent to the use of our firm's name on the face of the Prospectus and under the heading "Legal Matters" and reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed to render such opinion.

This letter is solely for the information of the Authorities and is not to be referred to in whole or in part in the Prospectus or any other similar document and should not be relied on by any other person.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

(signed) Fasken Martineau DuMoulin LLP

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 De La Gauchetière Street West, Montréal, Québec, H3B 4L2, (514) 394-6081 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution".

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

September 21, 2006

NATIONAL BANK OF CANADA

$2,500,000,000
Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the "Bank") due more than one year from the date of issue (the "Notes") may be offered for sale under this prospectus at various times until October 20, 2008 in an aggregate principal amount of up to $2.5 billion (or the equivalent in other currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described, and all shelf information not included in this short form base shelf prospectus will be contained, in one or more pricing supplements that will be delivered together with this prospectus to prospective purchasers of Notes.

RATES ON APPLICATION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., JP Morgan Securities Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the "Dealers"). Under a dealer agreement dated September 21, 2006 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See "Plan of Distribution".

The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation — See "Risk Factors". The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the "*Bank Act*") and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See "Description of the Notes — Subordination".

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. As a result, the Bank is a "related issuer" of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

	Page
ELIGIBILITY FOR INVESTMENT	2
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
RATINGS	4
NATIONAL BANK OF CANADA	4
DESCRIPTION OF NOTES	5
EARNINGS COVERAGE RATIOS	11
CONSOLIDATED CAPITALIZATION	12
PLAN OF DISTRIBUTION	12
RISK FACTORS	13
USE OF PROCEEDS	14
LEGAL MATTERS	14
PURCHASER'S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	14
AUDITORS' CONSENT	15
CERTIFICATE OF THE BANK	C-1
CERTIFICATE OF THE DEALERS	C-2

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Fasken Martineau DuMoulin LLP, counsel for the Dealers, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See "Risk Factors". The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) the Annual Information Form of the Bank dated January 18, 2006;

(b) the Audited Consolidated Financial Statements of the Bank for the fiscal year ended October 31, 2005, which include comparative audited consolidated financial statements for the fiscal year ended October 31, 2004, together with the Auditors' report thereon and the Management's Discussion and Analysis of the financial conditions and results of operations as contained in the Bank's Annual Report for the year ended October 31, 2005;

(c) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders held on March 8, 2006;

(d) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2006, which includes unaudited interim consolidated financial statements for the quarters ended July 31, 2006 and 2005 (the "2006 Third Quarter Report");

(e) the Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2006 Third Quarter Report at pages 4 to 9; and

(f) the Material Change Report dated July 27, 2006 relating to the appointment of Mr. Louis Vachon as Chief Operating Officer of the Bank.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements, any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure documents filed pursuant to an undertaking to a provincial or territories securities regulatory authority, any information circulars, filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form or new annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's discussion and analysis accompanying such financial statements, material change reports and information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific terms of any offered Notes, updated disclosure earnings coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such pricing supplement, but only for purposes of the offering of such offered Notes.

Investors should rely only on information contained or incorporated by reference in this Prospectus. The Bank has not, and the Dealers have not, authorized any other person to provide investors with different information. If anyone provides investors with different or inconsistent information, investors should not rely on it. The Bank is not, and the Dealers are not, making an offer to sell these Notes in any jurisdiction where the offer or sale of the Notes is not permitted.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

RATINGS

Unless otherwise specified in a pricing supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

Rating	Organization
"A–"	Standard & Poor's Corporation, a division of the McGraw-Hill Companies ("Standard & Poor's")
"A"	Dominion Bond Rating Service Limited ("DBRS")
"A2"	Moody's Investors Service, Inc. ("Moody's")

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. The "A" rating assigned to the Notes is the third highest rating of Standard & Poor's ten rating categories for long term debt obligations, which range from AAA to D, the third highest of DBRS's nine rating categories for long term debt obligations, which range from AAA to C and the third highest of Moody's nine rating categories for long term debt obligations which range from AAA to C. "+" and "–" designations in the case of Standard & Poor's, "(low)" and "(high)" designations in the case of DBRS and "1" to "3" designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the Notes may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to the Notes will generally affect the market value of the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

NATIONAL BANK OF CANADA

The Bank, a chartered bank subject to the provisions of the *Bank Act,* was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 De La Gauchetière Street West, 4th Floor, Montréal, Québec, H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's businesses is included in the Bank's Annual Report for the year ended October 31, 2005.

Recent Developments

The Bank announced, on July 27, the appointment of Louis Vachon as Chief Operating Officer effective as of August 1, 2006.

DESCRIPTION OF NOTES

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time, including by supplemental indentures to be entered into with respect to each tranche of Notes (the "Trust Indenture") between the Bank and National Bank Trust Inc., which was replaced by Computershare Trust Company of Canada, as trustee (the "Trustee"), is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

The following description of the Notes will apply to each Note unless otherwise specified in a pricing supplement.

General

The Notes may be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable pricing supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See "Description of Notes — Subordination" below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable pricing supplement. Unless otherwise indicated in the applicable pricing supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A pricing supplement will describe the terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be cancelled; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or as global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A pricing supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a pricing supplement other terms which are not within the options and parameters set forth in this prospectus.

Form, Denomination, Transfer

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons (''fully registered securities''), solely in a form registered as to principal only with coupons attached (''registered securities''), solely in bearer form, with or without coupons attached (''bearer securities'') or in any combination of the foregoing. The denomination of any Notes will be as set out in the pricing supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as global securities.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montréal or at such other place or places, if any, where the Trustee, or such other registrar or agent as the Bank may appoint as may be specified in a pricing supplement or as the Bank may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable pricing supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a pricing supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a pricing supplement.

Unless otherwise specified in a pricing supplement, the Notes will be issued in fully registered book-entry form represented by one or more fully registered global securities (the ''Global Notes'') deposited with, or on behalf of, The Canadian Depository for Securities Limited (''CDS'') and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a ''CDS Participant'') (with respect to other persons having an interest (the ''Beneficial Owners'')) and with CDS Participants (with respect to Beneficial Owners). Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes may do so only through CDS Participants. On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased in accordance with the practices and procedures of that Dealer. The practices of Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

The ability of a holder to pledge a Note or otherwise take action with respect to such holder's interest in a Note (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for

CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, or any other amounts, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the "Note Certificates") only if: (i) required by applicable law; (ii) the book-entry system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-entry system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

Payments and Notices

While the book-entry system is in effect, payments of principal, redemption price, if any, and interest, as applicable, on the Notes will be made by the Bank to CDS, or its nominee, as the case may be, as the registered holder of the Notes and the Bank understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of the Notes of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Notes, CDS or its nominee, as the case may be, will be considered the sole owner of the Notes for the purposes of receiving notices or payments on the Notes. In such circumstances, the responsibility and liability of the Bank in respect of notices or payments on the Notes is limited to giving or making payment of any principal, redemption price, if any, and interest due on the Notes to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Notes. The Bank understands that under existing policies of CDS and industry practices, if the Bank requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Notes, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Bank, the Trustee and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement or other arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest and the principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

Interest

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a pricing supplement, or they may be issued as index linked Notes.

In compliance with applicable securities laws, the Bank has filed with the regulators an undertaking that it will not distribute Notes that are considered "novel" specified derivatives within the meaning of the applicable laws without pre-clearing with the regulators the disclosure contained in the pricing supplement pertaining to such securities.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable pricing supplement. Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a pricing supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A "business day" means a day on which banks are open for business in Toronto and Montréal and which is not a Saturday or Sunday.

Events of Default

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank is subject to liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an "Event of Default"). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as "debentures outstanding under the Trust Indenture", "debentures under the Trust Indenture" or "debentures") declare the principal, premium, if any, and interest, if any, on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under "Description of Notes — Certain Definitions" below), if the Bank fails to pay promptly any principal, premium, if any, and interest, if any, declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

Subordination

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the "1981 Indenture") and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under "Description of Notes — Certain Definitions".

Redemption and Purchase

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rate or rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

Exchanges of Notes for Term Notes

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

Conversion of Notes into New Debentures

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

Covenants

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank, will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a pricing supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture and subject, where applicable, to the approval of the regulatory authorities, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the "Successor Bank") will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

Discharge and Satisfaction

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given (i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other amounts payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

Modification

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

Governing Law

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a pricing supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

Certain Definitions

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

"Debentures under the 1981 Indenture" means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and

voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

"Indebtedness" at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act*, are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

"Subordinated Indebtedness" at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios, which give effect to the debentures outstanding as of July 31, 2006 and October 31, 2005 respectively, are calculated as at July 31, 2006 and October 31, 2005 and do not reflect the issuance of any Notes under this prospectus:

	July 31, 2006	October 31, 2005
Earnings coverage on subordinated debentures	14.6 times	12.71 times

The ratios as at July 31, 2006 or for the twelve-month period then ended are based on financial information which is unaudited. The ratios as at October 31, 2005 or for the twelve-month period then ended are based on financial information which is audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at July 31, 2006 and October 31, 2005, respectively.

The Bank's interest requirements, before giving effect to the issue of any Notes under this prospectus, amounted to $87.7 million for the 12 months ended July 31, 2006. The Bank's income before income taxes, non controlling interest and interest on subordinated debentures for the 12 months then ended was $1,280 million which is 14.6 times the Bank's interest requirements for this period.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Bank as at the respective dates. This table should be read in conjunction with the consolidated financial statements of the Bank and the management's discussion and analysis of the Bank, which are incorporated by reference in the prospectus:

	July 31, 2006	October 31, 2005
	(millions of $)	
Subordinated Debentures	$1,599	$1,102
Capital Stock — Preferred	$ 400	$ 400
— Common	$1,563	$1,565
Contributed Surplus	$ 19	$ 13
Unrealized foreign currency translation adjustments	$ (82)	$ (26)
Retained Earnings	$2,802	$2,645
Total Capitalization	**$6,301**	**$5,699**

PLAN OF DISTRIBUTION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., JP Morgan Securities Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated September **[21]**, 2006, as the same may be amended and supplemented from time to time, between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the pricing supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the pricing supplement. Unless otherwise indicated in the pricing supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes (unless otherwise specified in a pricing supplement), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Notes are not and will not be, registered under the *United States Securities Act of 1933* (the "*1933 Act*"), as amended, and the Dealers have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to

buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the *1933 Act.*

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of any offering will be negotiated at arm's length between the Bank, National Bank Financial Inc. and any other Dealers. National Bank Financial Inc. will not receive any benefit in connection with any offering other than the commission payable to it.

RISK FACTORS

An investment in Notes of the Bank is subject to certain risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Notes, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a pricing supplement relating to a specific offering of Notes.

Bank's Creditworthiness

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Earnings Coverage" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

Risks Relating to the Subordinated Nature of the Notes

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act,* ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

Uncertain Secondary Market for the Notes

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market, if any such market develops, or any market making activities by any of the underwriters, dealers or agents of the Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Interest Rate Risk

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Additional Debt

Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

Risks Relating to Notes in Foreign Currencies

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

USE OF PROCEEDS

Unless otherwise specified in a pricing supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes.

LEGAL MATTERS

Unless otherwise specified in a pricing supplement, certain legal matters relating to the Notes offered by a pricing supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

As at September 5, 2006, the partners and associates of each of McCarthy Tétrault LLP and Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Bank or its affiliates and associates.

PURCHASER'S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying pricing supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying pricing supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated September 21, 2006 relating to the offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,500,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholder's Equity and Cash Flows for the years then ended. Our report is dated December 8, 2005.

(Signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.
Chartered Accountants
Montréal, Canada
September 21, 2006

CERTIFICATE OF THE BANK

Dated: September 21, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and Chief Executive Officer

(Signed) PIERRE FITZGIBBON
Senior Vice President Finance,
Technology and Corporate Affairs
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PIERRE BOURGIE
Director

(Signed) LOUIS VACHON
Director

CERTIFICATE OF THE DEALERS

Dated: September 21, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) Darin Deschamps

BMO NESBITT BURNS INC.

By: (Signed) Pierre-Olivier Perras

CASGRAIN & COMPANY LIMITED

By: (Signed) Gaston Simoneau

CIBC WORLD MARKETS INC.

By: (Signed) Charles St-Germain

HSBC SECURITIES (CANADA) INC.

By: (Signed) Luc Buisson

LAURENTIAN BANK SECURITIES INC.

By: (Signed) Michel Richard

MERRILL LYNCH CANADA INC.

By: (Signed) Susan Rimmer

JP MORGAN SECURITIES CANADA INC.

By: (Signed) Kenneth R. Knowles

RBC CAPITAL MARKETS

By: (Signed) Vincent Joli-Coeur

SCOTIA CAPITAL INC.

By: (Signed) Eric Michaud

TD SECURITIES INC.

By: (Signed) Paul Noreau